================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                   -----------

                                    FORM 11-K

        /x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2000

                                       OR

        / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                  AMENDED AND RESTATED MICRON ELECTRONICS, INC.
                         RETIREMENT AT MICRON "RAM" PLAN
                              (Full Title of Plan)


                            MICRON ELECTRONICS, INC.
                              1450 EAGLE FLIGHT WAY
                                 BOISE, ID 83709
               (Name of issuer of the securities held pursuant to
           the Plan and the address of its principal executive office)


================================================================================

                            MICRON ELECTRONICS, INC.
                              RETIREMENT AT MICRON
                                   "RAM" PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 2000 AND 1999

                                      INDEX


Report of Independent Accountants                                                   1-2

Statements of Net Assets Available for Benefits                                       3

Statement of Changes in Net Assets Available for Benefits                             4

Notes to Financial Statements                                                      5-10

SUPPLEMENTAL SCHEDULES*

        Schedule I -- Form 5500 -- Schedule H -- Line 4i --
                 Schedule of Assets Held for Investment Purposes at End of Year      11

        Schedule II -- Form 5500 -- Schedule G -- Part III
                 Schedule of Nonexempt Transactions                                  12


* Other schedules required by 29 CFR 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and
the Administrative Committee of
the Retirement at Micron "RAM" Plan

We have audited the accompanying statements of net assets available for benefits of the Micron Electronics, Inc. Retirement at Micron "RAM" Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Fidelity Management Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 5, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the Plan as of December 31, 2000, and for the year then ended present fairly, in all material respects, the financial status of the Plan as of December 31, 2000, and changes in its financial status for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at Year End and Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Boise, Idaho
June 13, 2001

Micron Electronics, Inc.
RAM Plan
Statements of Net Assets Available for Benefits

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                              2000            1999
                                                          -----------      -----------
ASSETS

 Investments, at fair value                               $46,509,016      $49,842,303
 Participant loans                                            567,816            4,062
                                                          -----------      -----------
 Total investments and participant loans                  $47,076,832      $49,846,365

 Contribution receivables
   Participant                                                261,562               --
   Employer                                                   593,428               --
                                                          -----------      -----------
     Total receivables                                        854,990               --
                                                          -----------      -----------
   Total assets and net assets available for benefits     $47,931,822      $49,846,365
                                                          ===========      ===========








THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Micron Electronics, Inc.
RAM Plan
Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                        YEAR ENDED
                                                       DECEMBER 31,
                                                           2000
                                                       ------------
Contributions
  Participants                                         $  7,655,013
  Employer                                                3,542,094
                                                       ------------
    Total contributions                                  11,197,107
                                                       ------------
Investment income (loss)
  Net depreciation in fair value of investments         (10,031,214)
  Dividends and interest                                  2,401,279
                                                       ------------
    Total investment loss                                (7,629,935)
                                                       ------------
Distributions to participants                            (5,481,715)
                                                       ------------
    Decrease in net assets available for benefits        (1,914,543)

Net assets available for benefits:
  Beginning of year                                      49,846,365
                                                       ------------
  End of year                                          $ 47,931,822
                                                       ============







THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Micron Electronics, Inc.
RAM Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

    The following is a brief description of the Micron Electronics, Inc. and subsidiaries (the Employer) Retirement at Micron "RAM" Plan (the Plan) and provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General - The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers eligible employees on the first day of their employment (Participants).

        Effective January 1, 2000, the Plan was amended to include the Employer's common stock as an investment option ("the MEI Stock Fund"), and as a result, the Plan Administrator determined that the Plan is required to file an Annual Report on Form 11-K with the Securities and Exchange Commission. Consequently, the Statement of Net Assets Available for Benefits at December 31, 2000, and the related Statement of Changes in Net Assets Available for Benefits for the year then ended have been subject to "full scope" auditing procedures, as opposed to the limited scope exemption contained in Section 103 (a) (3) (c) of ERISA (See Report of Independent Accountants).

Contributions

     - Employee - Participants may elect to defer from 1 percent to 16 percent of their earnings through payroll deductions subject to Internal Revenue Code limitations. Such contributions are remitted by the Employer to the Plan.

     - Rollover -- At the discretion of the Plan Administrative Committee, participants may transfer balances from other qualified plans or conduit IRA accounts to the Plan. Rollover contributions are grouped with employee contributions in the Statement of Changes in Net Assets Available for Benefits.

     - Employer Matching-- Effective January 1, 2000, the Employer matching was amended, whereas the Employer, at the discretion of the Board of Directors, may contribute to the Plan an amount that is equal to 100% of a participant's pre-tax contributions up to a maximum of the greater of dollar for dollar on the first four percent of compensation for each pay date or $1,500 per Plan year. As a result of the amendment, the Employer may be required to contribute additional amounts to the Plan to ensure that Participants still employed at the end of the Plan year receive the matching amount that is equal to the greater of the first four percent each pay date or $1,500. The Plan has recorded in the Statement of Net Assets Available for Benefits as of December 31, 2000, an additional employer contribution receivable of $451,855.

        Also, effective January 1, 2000, the Plan was amended, whereas the Employer matching contribution may be made in Employer common stock. If the contribution is made in Employer common stock, the participant may reallocate those funds at any time to other investment options of the Plan. Matching contributions are allocated to the Participant's account when received by the Trustee.

Micron Electronics, Inc.
RAM Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     - Employer Discretionary - The Employer, at the Board of Directors' discretion, may contribute additional amounts to the Plan which are allocated to Participant Accounts on the last day of the Plan year based on a percentage of the participants' earnings. The Participant must be employed by the Employer on the last day of the Plan year and meet certain other eligibility requirements in order to be eligible for such employer contributions. No additional amounts were contributed for Plan Year 2000 and 1999.

    Participant accounts - The Plan provides for two separate accounts for each Participant (combined, the Participant Account):

     - An Employee Account in which Participant contributions and rollover contributions are accumulated and allocated among the selected investment funds, and

     - An Employer Account in which the Employer's contributions are accumulated and allocated among the selected investment funds.

    In addition, the participant's account is credited with an allocation of plan earnings and expenses based on the relative account balance and investment fund election. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Administrative expenses - The administrative expenses of the Plan, although generally paid for by the Employer, may, at the Employer's discretion, be paid by the Plan.

    Vesting - Participants are, at all times, fully vested in their Employee Account balance. Participants are 100% vested in Employer contributions allocated to Participant Accounts prior to September 1, 1995. Employer contributions allocated to Participant Accounts for Participants of the Plan with at least three years of credited service as of September 1, 1995, are, at all times, 100% vested. Prior to January 1, 2000, Employer contributions allocated to Participant Accounts for all other Participants vest over a five-year period based upon their years of service with the Employer as follows:

                                     VESTING
YEARS OF SERVICE                   PERCENTAGE
----------------                   ----------
  2                                     25
  3                                     50
  4                                     75
  5                                    100

    Participants are 100% vested in all Employer matching contributions allocated to the Participant accounts on or after January 1, 2000. Employer discretionary contributions allocated to Participant accounts on or after January 1, 2000, continue to vest over a five-year period based on the vesting schedule above.

    In the event a Participant, that is a current employee of the Employer, retires, becomes disabled or dies while participating in the Plan, his or her Participant Account becomes fully vested.

Micron Electronics, Inc.
RAM Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

    Payment of benefits - A Participant's vested benefits are generally payable upon reaching retirement age, separation from service with the Employer, disability or death. Participants may apply for an in-service withdrawal of their vested Participant Account if they are over 59 1/2 years of age. Participants younger than 59 1/2 may withdraw a portion of their Employee Account if they show an immediate financial hardship. All benefits are payable in a lump sum distribution.

    Plan termination - The Employer has the right under the Plan, subject to the provisions of ERISA, as amended, to discontinue contributions to the Plan and to terminate the Plan. In the event of Plan termination, all participants will become fully vested in all accounts maintained for their benefit. There is no current intent to terminate the Plan.

    Forfeitures - Participants who terminate employment with the Employer prior to becoming fully vested in their Employer Account, are entitled to a distribution of their vested Participant Account balance. The participant's nonvested Employer Account balance is forfeited. Under certain circumstances, a portion of the forfeited amount will be restored to a Participant's Account if the participant is later re-employed. As allowed by the Plan, forfeitures in the amount of $706,684 were used to reduce Employer contributions in 2000. At December 31, 2000 and 1999 the Plan had $1,036,298 and $1,231,734, respectively, of forfeitures available to reduce Employer contributions in future periods.

    Investments - At December 31, 2000, Participants may designate the investment of their Employee and Employer Accounts in one percent increments among the following investment options:

     -  Fidelity Magellan Fund - a diversified growth mutual fund.

     -  Fidelity Equity-Income Fund - a growth and income mutual fund.

     -  Fidelity Retirement Money Market Fund - a money market mutual fund.

     -  Fidelity Blue Chip Growth Fund - a growth mutual fund.

     - Spartan U.S. Equity Index Portfolio Fund - a growth and income mutual fund.

     - AF EuroPacific Growth Fund - a growth mutual fund that invests internationally.

     -  MAS Fixed Income Fund (A) - an income bond mutual fund.

     -  MFS Research Fund A - a growth mutual fund.

     -  INVESCO Total Return Fund - a balanced/asset allocation mutual fund.

     - MEI Stock Fund-- a unitized employer stock fund comprised of Micron Electronics, Inc. common stock and a short-term interest bearing cash account which provides liquidity for daily trading.

Micron Electronics, Inc.
RAM Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

      Participant Loan Fund - The Plan allows participants to borrow against their vested account balances. The minimum amount that may be borrowed is $1,000. Loans are limited to 50% of the vested participant's account balance, with a maximum outstanding loan balance of $50,000. The participant loans are collateralized by the balance in the participant's account and the interest rate is equal to the prime rate on the date the loan is requested. All loans must be repaid within five years.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The financial statements are prepared in accordance with accounting principles generally accepted in the United States using the accrual basis of accounting.

    Investment Valuation and Income Recognition - Investments in mutual funds are stated at fair value based on quoted market prices. The MEI Stock Fund is stated at fair value which is based on the value of the underlying common stock obtained through a market quoted price, combined with the amount in the short-term interest bearing cash account which approximates fair value due to its short-term nature. Participant loans are valued at their outstanding principal and accrued interest balances which approximates fair value. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Benefit payments- Benefit payments are recorded when paid.

    Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Risks and uncertainties - The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in interest rates, market conditions and credit in the near term would materially affect the values of such investments.

Micron Electronics, Inc.
RAM Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

    3.  INVESTMENTS

    The following investments represent 5 percent or more of the Plan's net assets.

                                                            DECEMBER 31,
                                                        2000            1999
                                                    -----------      -----------
Fidelity Magellan Fund
  132,379 and 144,986 shares, respectively          $15,792,802      $19,809,451

Fidelity Equity-Income Fund
  100,627 and 121,776 shares, respectively            5,376,522        6,512,562

Fidelity Retirement Money Market Fund
  4,495,622 and 4,908,253 shares, respectively        4,495,622        4,908,253

Fidelity Blue Chip Growth Fund
  141,583 and 123,694 shares, respectively            7,295,775        7,435,224

Spartan U.S. Equity Index Portfolio Fund
  81,692 and 93,895 shares, respectively              3,824,001        4,890,971

AF EuroPacific Growth Fund
  88,043 and 74,129 shares, respectively              2,760,139        3,162,359

MEI Stock Fund
  1,046,048 and 0 shares, respectively                4,020,658               --

    During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Registered Investment Companies (Mutual Funds)      $ 5,259,981
MEI Stock Fund                                        4,771,233
                                                    -----------
Net depreciation in fair value of investments       $10,031,214
                                                    -----------

4.  INCOME TAX STATUS

    The Plan obtained a determination letter on May 5, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code
    (IRC). The Plan has been amended since requesting that determination letter. However, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Micron Electronics, Inc.
RAM Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

5.  INFORMATION CERTIFIED BY TRUSTEE

    Fidelity Management Trust Company, the Trustee, holds all investment assets and executes all transactions therein on behalf of the Plan. Information regarding the fair value and cost of the investments, net appreciation (depreciation) of investments and dividend and interest income as of December 31, 2000 and 1999, and for the years then ended, has been certified by Fidelity Management Trust Company as complete and accurate.

6.  PARTIES-IN-INTEREST

      Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the Trustee as defined by the Plan, therefore, investment transactions between Fidelity Investments and the Plan qualify as party-in-interest transactions.

    Due to a system error, $6,070 of pre-tax contributions were not remitted to the Trustee in a timely fashion during 2000. The Employer corrected the system error in September 2000 and, based on information provided by the Employer, the Trustee will adjust the affected Participants' accounts to reflect the appropriate balances and related earnings, as if the contributions had been made within the required time frame.

7.  SUBSEQUENT EVENTS

    On May 31, 2001, the Employer sold its PC Division to Gores Technology Group ("Gores"), a privately held international acquisition and management company. As a result, approximately 1,160 employees were terminated from the Employer and transferred to Gores. In addition the employer announced on May 31, and March 23, of 2001 the termination of approximately 250 and 430 employees, respectively, from its PC Division.

    On April 5, 2001, the Employer sold it's semiconductor refurbishing division ("Spectek") to the Employer's parent, Micron Technology, Inc., ("MTI"). Approximately 550 employees were terminated and transferred to MTI in connection with the sale.

    Due to the significant amount of involuntary terminations, the Plan Administrator has determined that the Plan has experienced a "partial plan termination" under the IRC. As a result, all nonvested amounts were fully vested in the affected participant's accounts.

                             SUPPLEMENTAL SCHEDULES

Micron Electronics, Inc.
RAM Plan
Supplemental Schedule - Schedule I
Form 5500 - Schedule H - Line 4i -
Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2000

                         (b)                                    (c)                                                  (e)
           IDENTITY OF ISSUER, BORROWER,      DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,    (d)            CURRENT
 (a)          LESSOR OR SIMILAR PARTY          INTEREST RATE, COLLATERAL, PAR OR MATURITY VALUE     COST            VALUE
 ---          -----------------------          ------------------------------------------------     ----         ------------
 (*)   Fidelity Magellan Fund                             Stock and Bond Fund                       (**)         $ 15,792,802

 (*)   Fidelity Equity-Income Fund                        Stock and Bond Fund                       (**)            5,376,522

 (*)   Fidelity Retirement Money Market Fund               Money Market Fund                        (**)            4,495,622

 (*)   Fidelity Blue Chip Growth Fund                         Stock Fund                            (**)            7,295,775

 (*)   Micron Electronics, Inc.                              Common Stock                           (**)            4,020,658

       Spartan U.S. Equity Index
       Portfolio Fund                                         Stock Fund                            (**)            3,824,001

       MAS Fixed Income Fund (A)                               Bond Fund                            (**)            1,373,932

       AF EuroPacific Growth Fund                             Stock Fund                            (**)            2,760,139

       MFS Research Fund A                                 Stock and Bond Fund                      (**)            1,199,903

       INVESCO Total Return Fund                           Stock and Bond Fund                      (**)              369,662

 (*)   Participant Loans                                     8.75% - 9.50%                           --               567,816
                                                                                                                 ------------
                                                                                                                 $ 47,076,832
                                                                                                                 ============

*    Known party-in-interest.

** In accordance with the instructions to Form 5500 cost information has been omitted as all assets are participant directed.

                                                                                                EXPENSES INCURRED
     IDENTITY OF            RELATIONSHIP     DESCRIPTION OF    PURCHASE    SELLING    LEASE       IN CONNECTION       COST OF
   PARTY INVOLVED              TO PLAN        TRANSACTION        PRICE      PRICE     RENTAL    WITH  TRANSACTION      ASSET
   --------------           ------------     --------------    --------    -------    ------    -----------------     -------
Micron Electronics Inc.       Employer          Loan(*)           N/A        N/A       N/A            N/A             $ 6,070


                             NET GAIN OR
     IDENTITY OF            CURRENT VALUE    (LOSS) ON EACH
   PARTY INVOLVED             OF ASSET         TRANSACTION
   --------------           -------------    --------------
Micron Electronics Inc.        $ 6,070                    --


* The loan above represents employee contributions that were not remitted on a timely basis to the Trustee due to a system error.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Amended and Restated Micron Electronics, Inc. Retirement at Micron "RAM" Plan Committee duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                   AMENDED AND RESTATED MICRON ELECTRONICS, INC.
                                         RETIREMENT AT MICRON "RAM" PLAN

DATE   6/29/01                                 /s/ Sid Ferrales
                                                  ---------------------
                                   ---------------------------------------------

                                                   Sid Ferrales
                                       Senior Vice President, Human Resources
                                              Micron Electronics, Inc.
                                   Amended and Restated Micron Electronics, Inc.
                                    Retirement at Micron "RAM" Plan Committee

                                INDEX TO EXHIBIT

EXHIBIT NO.
-----------
    23.1       Consent of PricewaterhouseCoopers LLP
